FORM 11K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 ANNUAL REPORT

       Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 1997

                          COMMISSION FILE NO. 0-12781

            A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

------------------------------------------------------------------------------
                CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
------------------------------------------------------------------------------

            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               CULP, INC.
               101 SOUTH MAIN STREET
               P.O. BOX 2686
               HIGH POINT, NORTH CAROLINA 27261-2686

            There were no material changes in the Plan or the Investment Policy of the Plan. Culp, Inc. has made no profit sharing contributions during the past five years. The approximate number of employees participating in the Plan at December 31, 1997 was 3,661. The Retirement Committee administers the Plan, and its members are Franklin N. Saxon, Kenneth M. Ludwig and Robert G. Culp, III, all employees of Culp, Inc.

              Financial Statements and Exhibits.

            (a) Financial Statements. A list of all financial statements filed as part of this report, beginning on page 1, is set forth below:

            Financial Statement                             Page of Report

            Report of Independent Accountants                     1
            Statements of Net Assets Available                    2
                  for Plan Benefits
            Statements of Changes in Net Assets                   3
                  Available for Plan Benefits
            Notes to Financial Statements                         4


            (b)  Exhibits.  No exhibits are filed with this annual report.


                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                        CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN

                        By:  Culp, Inc. Plan Administrator

                        By:  The Culp, Inc. Retirement Committee

Date:   June 29, 1998


                              Robert G. Culp, III



                              Franklin N. Saxon



                              Kenneth M. Ludwig

Culp, Inc. Employees' Retirement Builder Plan
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TABLE OF CONTENTS


                                                                       Page No.

Independent Auditors' Report..........................................     1

Financial Statements

  Statements of Net Assets Available for Plan Benefits................     2

  Statements of Changes in Net Assets Available for Plan Benefits.....     3

  Notes to Financial Statements.......................................     4

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                                   Page 1
                        INDEPENDENT AUDITORS' REPORT



To the Retirement Committee of the
Culp, Inc. Employees' Retirement Builder Plan
High Point, North Carolina


We have audited the accompanying statements of net assets available for plan benefits of the Culp, Inc. Employees' Retirement Builder Plan as of December
31, 1997 and 1996 and the related statements of changes in net assets available for plan benefits for each of the years in the three year period ended December 31, 1997. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Culp, Inc. Employees' Retirement Builder Plan as of December 31, 1997 and 1996 and the changes in net assets available for plan benefits for each of the years in the three year period ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules presented on pages 12 through 15 are presented for the purpose of additional analysis and are not a required part of the basic financial statements. The supplemental schedules on pages 12 and 13 are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information for the years ended December 31, 1997, 1996 and 1995 has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole. The supplemental information for the years ended December 31, 1994 and 1993 was audited by us and our report dated March 23, 1995 expressed an unqualified opinion on such information in relation to the basic financial statements for those years taken as a whole.

                                                                 Dixon Odom PLLC
High Point, North Carolina


March 27, 1998

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CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 1997 and 1996
-------------------------------------------------------------------------------


ASSETS                                                   1997          1996

Investments, at fair value                           $25,814,249    $20,555,547
Receivables
  Employer contributions                                 176,879         73,313
  Employee contributions                                 432,309        178,773

                                      TOTAL ASSETS    26,423,437     20,807,633


LIABILITIES

Accounts payable                                             751          1,395

                              NET ASSETS AVAILABLE
                                 FOR PLAN BENEFITS   $26,422,686    $20,806,238

See accompanying notes.                                                  Page 2

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See accompanying notes.                                                  Page 3
CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Years Ended December 31, 1997, 1996 and 1995
-------------------------------------------------------------------------------


                                                           1997         1996         1995

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO
  Net income from investment in a common trust        $  2,327,091 $ 1,390,480   $ 1,657,794
  Appreciation in fair value of Culp, Inc. Stock Fund    1,424,837   1,080,348       285,027
  Dividend income from Culp, Inc. Stock Fund                20,216      32,073        25,344
  Interest income from Culp, Inc. Stock Fund                  -            -             194
  Contributions
    Employer                                               987,617     870,394       801,452
    Employees                                            2,386,222   2,110,867     1,922,941
    Direct rollovers                                        68,171           -            -

                                       TOTAL ADDITIONS   7,214,154   5,484,162    4,692,752

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO
  Benefits paid to participants                         1,562,644    1,591,272    1,459,844
  Insurance                                                 7,869        9,126        9,425
  Trustee fees                                             27,193       50,457       61,696

                                     TOTAL DEDUCTIONS   1,597,706    1,650,855    1,530,965

                                         NET INCREASE   5,616,448    3,833,307    3,161,787

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS
  Beginning of year                                    20,806,238   16,972,931   13,811,144

                                        END OF YEAR   $26,422,686  $20,806,238  $16,972,931

See accompanying notes.                                                  Page 3

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
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December 31, 1997 and 1996



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                                                                         Page 4
NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Valuation of Investments and Income Recognition

Investments in common trust funds are stated at fair value based on the values of the respective instruments held by each fund as determined by the quoted market prices on the last day of the plan year. Investments in common stocks are stated at fair value as determined by the quoted market prices on the last day of the plan year. The cost of securities sold is determined based on average cost.

Purchases and sales of investments are reported on a trade date basis. Income from investments is reported as earned on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Allocated Insurance Contracts

Assets related to life insurance purchased through the Plan are excluded from plan assets.


NOTE B - DESCRIPTION OF PLAN

The following description of the Culp, Inc. Employees' Retirement Builder Plan provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Culp, Inc. (the Company) and its subsidiaries who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective July 1997, employees of Rossville/Chromatex, who were previously covered under a union benefit plan, were admitted into the plan and must meet the above general requirements in order to participate in the plan.

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                                                                         Page 5
NOTE B - DESCRIPTION OF PLAN (Continued)

Contributions

The Plan was established in 1982 as a profit-sharing plan to which contributions determined by the Board of Directors of Culp, Inc. could be made on a discretionary basis. No profit-sharing contributions were made during 1997, 1996 or 1995.

In November 1986, the Plan was amended to include provisions for 401(k) contributions and several related investment options. Participants may contribute from 2% to 15% of their annual compensation as 401(k) contributions. The Company makes a matching contribution equal to 50% of the participant's contribution up to the first 5% of annual compensation. Participants may elect to have contributions invested in 25% increments in a value fund, a guaranteed insurance contract fund, a Culp, Inc. stock fund, or a balanced fund. Contributions are subject to certain limitations.

In addition to its contributions to the Plan, the Company paid administrative expenses on behalf of the Plan which totaled $0 for the year ended December 31, 1997, $8,988 for the year ended December 31, 1996 and $8,872 for the year ended December 31, 1995.

Participant Accounts

401(k) contributions are credited on a specific identification basis. Income of the respective funds is allocated based on participants' account balances. Upon retirement, death or termination, the participant or beneficiary may elect to receive either a lump sum amount equal to the vested portion of his account, or an annuity contract of equivalent value. Upon termination, life insurance coverage purchased through the Plan may be either converted to cash or transferred to the participant.

Vesting

Participants are immediately vested in their profit-sharing accounts and their 401(k) contributions, including the matching contributions from the Company and actual earnings thereon.

Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum distribution or monthly or annual installments over a term not to exceed the lesser of fifteen years or life expectancy of the participant and the designated beneficiary.


--------------------------------------------------------------------------------

                                                                          Page 6
NOTE C - INVESTMENT FUNDS

The following information summarizes the financial condition of the Plan by investment option as of December 31, 1997 and 1996:

                                               December 31, 1997
                                      Guaranteed
                                       Insurance    Life
                           Value       Contract   Insurance    Stock       Balanced
                           Fund          Fund       Fund       Fund         Fund            Total

ASSETS
  Investments            $5,261,068  $ 8,969,261  $      -   $6,495,731   $5,088,189   $  25,814,249
  Receivables
   Employer contributions    34,943       71,240         -       40,687       30,009         176,879
   Employee contributions    91,197      162,562         -      102,820       75,730         432,309

           TOTAL ASSETS   5,387,208    9,203,063         -    6,639,238    5,193,928      26,423,437

LIABILITIES
  Accounts payable              -            751         -           -             -             751

   NET ASSETS AVAILABLE
      FOR PLAN BENEFITS  $5,387,208  $ 9,202,312 $       -   $6,639,238   $5,193,928   $  26,422,686


                                               December 31, 1996
                                      Guaranteed
                                      Insurance   Life
                           Value       Contract  Insurance     Stock      Balanced
                           Fund         Fund       Fund         Fund        Fund          Total

ASSETS
  Investments            $3,522,812  $ 8,462,876  $      -   $4,695,244  $ 3,874,615  $  20,555,547
  Receivables
   Employer contributions    12,076       34,475         -       13,981       12,781         73,313
   Employee contributions    31,637       79,646         -       35,678       31,812        178,773

           TOTAL ASSETS   3,566,525    8,576,997         -    4,744,903    3,919,208     20,807,633

LIABILITIES
  Accounts payable               -         1,395         -           -             -          1,395

   NET ASSETS AVAILABLE
      FOR PLAN BENEFITS  $3,566,525  $ 8,575,602  $      -   $4,744,903  $ 3,919,208  $  20,806,238


The following information summarizes the changes in net assets available for plan benefits by investment option for the years ended December 31, 1997, 1996 and 1995:

                            Year Ended December 31, 1997
                                           Guaranteed
                                           Insurance     Life
                                 Value     Contract    Insurance  Stock     Balanced
                                  Fund        Fund       Fund      Fund       Fund      Total

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO
 Net income from investment
     in a common trust           $981,246    $483,155   $      -  $        -   $862,690  $2,327,091
  Appreciation in fair value of
   Culp, Inc. Stock Fund                -           -          -   1,424,837          -   1,424,837
  Dividend income from Culp, Inc.
   Stock Fund                           -           -          -      20,216          -      20,216
  Contributions
   Employer                       195,678     386,973          -     228,362    176,604     987,617
   Employees                      499,405     884,821      5,590     561,414    434,992   2,386,222
   Direct rollovers                17,482           -          -      17,482     33,207      68,171

        TOTAL ADDITIONS         1,693,811   1,754,949      5,590   2,252,311  1,507,493   7,214,154

DEDUCTIONS FROM NET
 ASSETS ATTRIBUTED TO
  Benefits paid to participants   132,373     926,649      5,590     303,065    194,967   1,562,644
  Insurance                           624       4,408          -       1,124      1,713       7,869
  Trustee fees                      4,611      10,931          -       6,509      5,142      27,193

       TOTAL DEDUCTIONS           137,608     941,988      5,590     310,698    201,822   1,597,706

           NET INCREASE         1,556,203     812,961          -   1,941,613  1,305,671   5,616,448

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS
  Beginning of year             3,566,525   8,575,602          -   4,744,903  3,919,208  20,806,238

  Fund transfers                  264,480    (186,251)         -     (47,278)   (30,951)          -

            END OF YEAR        $5,387,208 $ 9,202,312 $        -  $6,639,238 $5,193,928 $26,422,686


--------------------------------------------------------------------------------
                                                                         Page 8
NOTE C - INVESTMENT FUNDS (Continued)

                                Year Ended December 31, 1996
                                         Guaranteed
                                          Insurance      Life
                                   Value   Contract   Insurance   Stock     Balanced
                                   Fund      Fund       Fund      Fund       Fund      Total

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO
  Net income from investment
   in a common trust             $540,670  $  441,212   $      -  $        -   $408,598  $1,390,480
  Appreciation in fair value of
   Culp, Inc. Stock Fund                -           -          -   1,080,348          -   1,080,348
  Dividend income from Culp, Inc.
   Stock Fund                           -           -          -      32,073          -      32,073
  Contributions
   Employer                       150,672     391,215          -     155,581    172,926     870,394
   Employees                      391,122     910,076     10,604     378,196    420,869   2,110,867

        TOTAL ADDITIONS         1,082,464   1,742,503     10,604   1,646,198  1,002,393   5,484,162

DEDUCTIONS FROM NET
 ASSETS ATTRIBUTED TO
  Benefits paid to participants    72,284   1,006,442     10,604     303,316    198,626   1,591,272
  Insurance                           744       5,669          -         731      1,982       9,126
  Trustee fees                      7,892      23,003          -       9,598      9,964      50,457

       TOTAL DEDUCTIONS            80,920   1,035,114     10,604     313,645    210,572   1,650,855

           NET INCREASE         1,001,544     707,389          -   1,332,553    791,821   3,833,307

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS
  Beginning of year            2,407,144   8,101,720         -    3,011,066  3,453,001   16,972,931

  Fund transfers                 157,837    (233,507)        -      401,284   (325,614)           -

            END OF YEAR       $3,566,525 $ 8,575,602  $      -   $4,744,903 $3,919,208 $ 20,806,238

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                                                                          Page 9
NOTE C - INVESTMENT FUNDS (Continued)

                                Year Ended December 31, 1995
                                             Guaranteed
                                              Insurance      Life
                                       Value   Contract   Insurance     Stock    Balanced
                                       Fund      Fund       Fund        Fund       Fund      Total

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO
 Net income from investment
    in a common trust               $494,397   $447,764   $      -  $        -    $715,633   $1,657,794
  Appreciation in fair value of
   Culp, Inc. Stock Fund                   -          -          -     285,027           -      285,027
  Dividend income from Culp, Inc.
   Stock Fund                              -          -          -      25,344           -       25,344
  Interest income from Culp, Inc.
   Stock Fund                              -          -          -         194           -          194
  Contributions
   Employer                          108,018    378,015          -     144,284     171,135      801,452
   Employees                         280,253    873,833      3,377     352,490     412,988    1,922,941

        TOTAL ADDITIONS              882,668  1,699,612      3,377     807,339   1,299,756    4,692,752

DEDUCTIONS FROM NET
 ASSETS ATTRIBUTED TO
  Benefits paid to participants       92,103    956,495       607      187,168     223,471    1,459,844
  Insurance                              406      7,121         -            2       1,896        9,425
  Trustee fees                         8,005     30,302         -       10,056      13,333       61,696

       TOTAL DEDUCTIONS              100,514    993,918       607      197,226     238,700    1,530,965

           NET INCREASE              782,154    705,694     2,770      610,113   1,061,056    3,161,787

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS
  Beginning of year                1,299,497  7,289,865         -    2,463,876   2,757,906   13,811,144

  Fund transfers                     325,493    106,161    (2,770)     (62,923)   (365,961)           -

            END OF YEAR           $2,407,144 $8,101,720 $       -   $3,011,066 $ 3,453,001 $ 16,972,931


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                                                                         Page 10
NOTE D - INVESTMENTS

The following table presents the quoted market value of investments at December 31, 1997 and 1996. Investments that represent 5% or more of total plan assets are separately identified.

                                                             1997          1996

      Investments at fair value as determined by
       quoted market price:
        Common trust funds:
          First Union Funds Value Portfolio Trust     $ 5,261,068    $ 3,522,812
          Common trust fund - Money Market Stable
           Investment Fund                              8,969,261      8,462,876
          First Union Funds Balanced Portfolio Trust    5,088,189      3,874,615
        Culp, Inc. common stock                         6,495,731      4,695,244

                                                      $25,814,249    $20,555,547

The Plan's investments (including investments bought, sold, and held during the year) have appreciated in value as follows:

                                                1997         1996         1995

   Investments at fair value as determined by
    quoted market price:
     Common trust funds                     $2,327,091   $1,390,480   $1,657,794
     Culp, Inc. common stock                 1,424,837    1,080,348      285,027

                                            $3,751,928   $2,470,828   $1,942,821


NOTE E - ACCOUNTS OF TERMINATED PARTICIPANTS

Included in net assets available for plan benefits at December 31, 1997 and 1996 is $446,180 and $238,514, respectively, allocated to the accounts of persons who elected to withdraw from the Plan or who were terminated but have not yet been paid.


NOTE F - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

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                                                                        Page 11
NOTE G - INCOME TAX STATUS

The Plan obtained its last determination letter on June 15, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, constituted a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.


NOTE H - RELATED PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by First Union National Bank. First Union National Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.